UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 16, 2009

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 16, 2009, Independence Holding Company issued a news release announcing 2008 Fourth-Quarter and Annual Results.

Item 9.01 Financial Statements and Exhibit

  (c)   Exhibit:

Exhibit 99.1   News Release of Independence Holding Company dated March 16, 2009 announcing 2008 Fourth-Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

/s/ *Teresa A. Herbert*   Date: March 17, 2009
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: DAVID T. KETTIG
(212) 355-4141 Ext. 3047
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2008 FOURTH-QUARTER AND ANNUAL RESULTS

Stamford, Connecticut, March 16, 2009. Independence Holding Company (NYSE: IHC) today reported 2008 fourth-quarter and annual results. This press release contains both GAAP and non-GAAP financial information for which a reconciliation can be found on the final page.

Financial Results

Operating income[1] per share remained $.08 per share, diluted, or $1,172,000, for the three months ended December 31, 2008, compared to $1,218,000, for the three months ended December 31, 2007. The fourth quarter of 2008 and 2007 includes $725,000 and $299,000 of losses, respectively, net of tax, from certain investment partnerships caused by unprecedented turmoil in the financial markets. Operating income per share increased to $.57 per share, diluted, or $8,811,000, for the year ended December 31, 2008, compared to $.06 per share, diluted, or $888,000, for the year ended December 31, 2007. The 2008 results include a loss of $1,980,000, after tax, incurred due to certain investment partnerships as compared to break-even results in 2007.

Net loss per share increased to $.74 per share, diluted, or $11,471,000, for the three months ended December 31, 2008, compared to $.16 per share, diluted, or $2,436,000, for the three months ended December 31, 2007. Included in the current quarter's net loss is a charge for other-than-temporary impairments in investments of $6,064,000, or $.39 per share, diluted, net of tax that (net of gains) yielded a net realized loss of $11,975,000, or $.78 per share, diluted. The Company recorded these losses during the quarter as a result of the aforementioned market conditions.

Net loss per share increased to $1.55 per share, diluted, or $23,840,000, for the year ended December 31, 2008, compared to $.15 per share, diluted, or $2,328,000, for the year ended December 31, 2007. Included in the net loss for the year is a charge for other-than-temporary impairments in investments of $24,522,000 or $1.59 per share, diluted, net of tax that (net of gains) yielded a net realized loss of $32,581,000, or $2.12 per share, diluted.

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[1] Operating income is a non-GAAP measure and excludes net realized investment gains (losses) and income from discontinued operations, both net of applicable income tax. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of net income to operating income is presented as an attachment to this press release.

Revenues decreased 21.1% to $78,017,000 for the three months ended December 31, 2008, compared to revenues for the three months ended December 31, 2007 of $98,821,000. Revenues decreased 12.1% to $353,687,000 for the year ended December 31, 2008, compared to revenues for the year ended December, 2007 of $402,322,000. The decrease in revenues is primarily the result of the net realized investment losses in 2008.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are pleased with the improvement in our profit margins in 2008, as reflected in the significant increase in operating income from continuing operations from $1.0 million or $.06 per share, diluted, in 2007 to $8.8 million or $.57 per share, diluted, in 2008. These improved results were achieved despite a $2.0 million loss recorded in 2008 from certain investment partnerships, which impacted operating income from continuing operations. The improvement in operating income is largely due to improved underwriting results on both of our health lines of business, in particular medical stop-loss. We are confident that our improved operating results will continue in 2009."

Mr. Thung continued, "Due to the unprecedented turmoil in the financial markets, Independence Holding Company, like many insurance and other companies in the financial sector, recognized a loss in 2008 for other-than-temporary impairments. These impairments were primarily on certain preferred stocks of financial institutions and Alt-A mortgages. At December 31, 2008, the Company had a carrying value of $33.4 million in preferred stocks of certain financial institutions and $28.8 million in Alt-A mortgages, which amounted to 8% of our total investment portfolio of $761 million. Our fixed-maturity portfolio continues to be rated, on average, AA. The Company recorded a decrease in our book value per share from $11.90 at September 30, 2008 to $10.56 at December 31, 2008, primarily as a result of unrealized losses due to mark-to-market accounting on our available for sale securities. We expect to recover the majority of the temporary unrealized losses in fixed maturities recorded in book value as the securities mature."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding realized gains or losses, net of taxes that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below. Operating results reported on a non-GAAP basis exclude realized gains or losses net of applicable income taxes.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (American Independence Corp. (NASDAQ: AMIC)), and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY
FOURTH QUARTER REPORT
DECEMBER 31, 2008
(In Thousands, Except Per Share Data)

	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007	2008	2007
REVENUES:				
Premiums earned:				
Health	$ 68,026	$ 66,368	$ 280,214	$ 272,748
Life and annuity	8,992	8,530	37,074	34,137
Net investment income	10,356	11,004	44,044	46,122
Fee income	8,904	12,543	39,672	44,083
Net realized investment gains (losses)	(18,537)	(215)	(50,648)	1,258
Equity income (loss) from AMIC	(607)	145	480	546
Other income	883	446	2,851	3,428
	78,017	98,821	353,687	402,322
EXPENSES:				
Insurance benefits, claims and reserves:				
Health	47,315	47,433	192,504	203,511
Life and annuity	11,352	11,531	48,033	47,194
Selling, general and administrative expenses	35,766	35,863	143,912	139,380
Amortization of deferred acquisitions costs	1,517	1,517	6,345	6,111
Interest expense on debt	981	1,025	3,776	4,194
	96,931	97,369	394,570	400,390
Income (loss) from continuing operations before income taxes	(18,914)	1,452	(40,883)	1,932
Income tax (benefit)	(7,507)	608	(16,399)	428
Income (loss) from continuing operations	(11,407)	844	(24,484)	1,504
Discontinued operations:				
Income (loss) from discontinued operations	(17)	328	524	(224)
Gain (loss) on disposition of discontinued operations	(47)	(3,608)	120	(3,608)
NET LOSS	$ (11,471)	$ (2,436)	$ (23,840)	$ (2,328)
Basic loss per common share:				
Income (loss) from continuing operations	$ (.74)	$ .06	$ (1.59)	$ .10
Income (loss) from discontinued operations	-	.02	.03	(.01)
Gain (loss) on disposition of discontinued operations	-	(.24)	.01	(.24)
Basic loss per common share	$ (.74)	$ (.16)	$ (1.55)	$ (.15)
WEIGHTED AVERAGE SHARES OUTSTANDING	15,406	15,213	15,387	15,196
Diluted loss per common share				
Income (loss) from continuing operations	$ (.74)	$ .06	$ (1.59)	$ .10
Income (loss) from discontinued operations	-	.02	.03	(.01)
Gain (loss) on disposition of discontinued operations	-	(.24)	.01	(.24)
Diluted loss per common share	$ (.74)	$ (.16)	$ (1.55)	$ (.15)
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	15,406	15,309	15,387	15,311

As of March 16, 2009, there were 15,418,269 common shares outstanding, net of treasury shares.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands, Except Per Share Data)

	Three Months Ended December 31,		Year Ended December 31,	
	2008	**2007**	**2008**	**2007**
Income (loss) from continuing operations	$ (11,407)	$ 844	$ (24,484)	$ 1,504
Realized (gains) losses net of taxes	12,579	374	33,295	(616)
Operating income from continuing operations	$ 1,172	$ 1,218	$ 8,811	$ 888
Non - GAAP basic income per common share: Operating income from continuing operations	$ .08	$ .08	$ .57	$ .06
Non - GAAP diluted income per common share: Operating income from continuing operations	$ .08	$ .08	$ .57	$ .06

Included in realized losses net of taxes for the three months and year ended December 31, 2008 are $6,064,000 or $.39 per share, diluted, and $24,522,000 or $1.59 per share, diluted, respectively, from other-than-temporary impairments primarily due to the write-down in value of investments in preferred stocks of certain financial institutions and fixed maturities (primarily Alt-A securities). Also included in the realized (gains) losses, net of taxes, above are IHC's proportionate share of AMIC's realized gains and losses, net of taxes.